

Mail Stop 3720

November 2, 2016

James Peters
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63,
Benton Harbor, MI 49022

      Re: **Whirlpool Corporation**
               Form 8-K Dated July 22, 2016
               Response Dated October 4, 2016
               File No. 1-03932

Dear Mr. Peters:

We have reviewed your response to our September 23, 2016 comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Exhibit 99.1

1.   We note your response to comment two. Please tell us in more detail about the restructuring charges, other than those relating to Indesit, that are excluded from your non-GAAP Ongoing Business Measures and why they do not represent normal, recurring, cash operating expenses. To help us better understand your response, please provide insight into the nature and amount of the costs incurred and excluded from your non-GAAP Ongoing Business Measures for the periods presented. Please also tell us about the number of periods impacted by the related restructuring plans.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Christine Adams, Staff Accountant, at (202) 551-3363 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications